Exhibit 99.19

The “Shell” Transport and Trading Company, p.l.c.

Court Meeting — white admission form

Shell Nominee Service

How to get to ExCeL, 1 Western Gateway,

Royal Victoria Dock, London E16 1XL

1. ExCeL is served by the Docklands Light Railway (DLR) with Custom House being the nearest station. The DLR connects to the main underground lines at Canning Town, Tower Hill and Bank. City Airport is 5 minutes away by car.

2. Investors attending the Court Meeting are requested to bring this admission form with them.

3. In the interests of security, electrical equipment and cameras will not be permitted in the Court Meeting.

4. There will be an induction loop system for investors with hearing difficulties. Investors in wheelchairs should contact a member of staff on arrival. Anyone accompanying an investor in need of assistance will be admitted to the Court Meeting.

The “Shell” Transport and Trading Company, p.l.c.

In the High Court of Justice
Chancery Division, Companies Court
In the Matter of The “Shell” Transport and Trading Company, p.l.c.
-and-
In the Matter of the Companies Act 1985
No. 2983 of 2005

White voting instruction form for use by participants in the Shell Nominee Service at the Court Meeting of the Company convened for June 28, 2005

Reference Number	Card ID	Account Number

You may submit your voting instruction electronically at www.sharevote.co.uk using the above numbers.

Please read the notes overleaf before filling in this form. Fill in this form using black ink.

To: Lloyds TSB Registrars Corporate Nominee Limited

At the Court Meeting of the Company to be held on June 28, 2005, or any adjournment of that meeting, you are directed to cast the votes relating to the shares in the Company held on my/our behalf in the Shell Nominee Service as indicated by my signature in the appropriate box below.

Signature (any one of the joint shareholders may sign):

FOR the scheme

AGAINST the scheme

Date

2005

Notes on filling in your form of instruction

As a participant in The “Shell” Transport and Trading Company, p.l.c. corporate nominee service, you are entitled to receive all documents which are issued to shareholders of The “Shell” Transport and Trading Company, p.l.c. and to instruct Lloyds TSB Registrars Corporate Nominee Limited (the “Corporate Nominee”) how to cast the votes in respect of the shares in your account. If you want the Corporate Nominee to cast the vote in respect of the shares in your account at the Court Meeting, you can use this form to instruct it to do this.

1. As the registered holder of the shares in your account, the Corporate Nominee will vote on the resolution(s) at the Court Meeting in accordance with your directions. If you do not say how you want the Corporate Nominee to vote on the resolution, the Corporate Nominee will not vote of the resolution in respect of the shares held in your account.

2. If you attend the meeting in person, in accordance with the Articles of Association, you will not, as a proxy, be able to speak at the meeting or vote on a show of hands. You may only vote on a poll but all resolutions at the Court Meeting will be decided on a poll.

3. If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed.

4. If you make any alterations on this form, you must put your initials next to them.

5. Your form is already printed with the reply-paid address on the reverse. Simply tear off the return section and put the form in the post. For those shareholders who prefer, the form may be sent in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 7137, The Causeway, Worthing, West Sussex, BN99 6AB England. A postage stamp is not required if posted in the United Kingdom. Please do not enclose anything else with your form (except for the authority mentioned in note 3 above where appropriate).

     To be valid, this voting instruction form must be received by Lloyds TSB Registrars not later than 4 pm on June 23, 2005, or (as the case may be) by not later than 4 pm on the third business day before any adjourned meeting.

     If your form arrives late, it will not be valid and will not replace any earlier voting instruction form we have received. We cannot accept voting instruction forms returned by fax.

6. If you have any questions about how to fill in this form, please telephone the shareholder helpline on Freephone 0800 169 1679 or (+44 1903 276 323 if you are calling from outside the UK) Monday to Friday, 8.30am to 5.30pm (UK time).

7. If we receive more than one voting instruction form from the same investor, we will accept the last one.

8. If you fill in and return this form, you will still be able to go to and vote at the meeting as a proxy of the Corporate Nominee. The admission form overleaf authorises you to do this.

9. If you wish to register your voting instructions electronically, you may do so at www.sharevote.co.uk. Full details of the procedure are given on that website. The electronic voting instructions must be received by Lloyds TSB Registrars not later than 4pm on June 23, 2005, or (as the case may be) by not later than 4 pm on the third business day before any adjourned meeting. You will need the Reference Number, Card ID and Account Number shown overleaf.

RESPONSE LICENCE No.
SEA 7137

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6AB

The “Shell” Transport and Trading Company, p.l.c.

Extraordinary General Meeting — yellow admission form
Shell Nominee Service

How to get to ExCeL, 1 Western Gateway,

Royal Victoria Dock, London E16 1XL

1. ExCeL is served by the Docklands Light Railway (DLR) with Custom House being the nearest station. The DLR connects to the main underground lines at Canning Town, Tower Hill and Bank. City Airport is 5 minutes away by car.

2. Investors attending the Extraordinary General Meeting are requested to bring this admission form with them.

3. In the interests of security, electrical equipment and cameras will not be permitted in the Extraordinary General Meeting.

4. There will be an induction loop system for investors with hearing difficulties. Investors in wheelchairs should contact a member of staff on arrival. Anyone accompanying an investor in need of assistance will be admitted to the Extraordinary General Meeting.

The “Shell” Transport and Trading Company, p.l.c.

Yellow voting instruction form for use by participants in the Shell Nominee Service at the Extraordinary General Meeting of the Company convened for June 28, 2005

Reference Number	Card ID	Account Number

You may submit your voting instructions electronically at www.sharevote.co.uk using the above numbers.

Please read the notes overleaf before filling in this form. Fill in this form using black ink.

To: Lloyds TSB Registrars Corporate Nominee Limited

At the Extraordinary General Meeting of the Company to be held on June 28, 2005, or any adjournment of that meeting, you are directed to cast the votes relating to the shares in the Company held on my/our behalf in the Shell Nominee Service as shown below.

Please indicate your vote by marking the appropriate box in black ink like this:

Vote
Special Resolutions	For	Against	Withheld
1. Cancellation of the First Preference Shares
2. Cancellation of the Second Preference Shares
3. Scheme of Arrangement

Signature

Date

2005

Notes on filling in your form of instruction

As a participant in The “Shell” Transport and Trading Company, p.l.c. corporate nominee service, you are entitled to receive all documents which are issued to shareholders of The “Shell” Transport and Trading Company, p.l.c. and to instruct Lloyds TSB Registrars Corporate Nominee Limited (the “Corporate Nominee”) how to cast the votes in repect of the shares in your account. If you want the Corporate Nominee to cast the votes in respect of the shares in your account at the Extraordinary General Meeting, you can use this form to instruct it to do this.

1. As the registered holder of the shares in your account, the Corporate Nominee will vote on the resolutions at the Extraordinary General Meeting in accordance with your directions. If you do not say how you want the Corporate Nominee to vote on a resolution, the Corporate Nominee will not vote on that resolution in respect of the shares held in your account.

2. If you attend the meeting in person, in accordance with the Articles of Association, you will not, as a proxy, be able to speak at the meeting or vote on a show of hands. You may only vote on a poll but all resolutions at the Extraordinary General Meeting will be decided on a poll.

3. If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed.

4. If you make any alterations on this form, you must put your initials next to them.

5. Your form is already printed with the reply-paid address on the reverse. Simply tear off the return section and put the form in the post. For those shareholders who prefer, the form may be sent in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex, BN99 6AG England. A postage stamp is not required if posted in the United Kingdom. Please do not enclose anything else with your form (except for the authority mentioned in note 3 above where appropriate).

     To be valid, this voting instruction form must be received by Lloyds TSB Registrars not later than 4 pm on June 23, 2005, or (as the case may be) by not later than 4 pm on the third business day before any adjourned meeting.

     If your form arrives late, it will not be valid and will not replace any earlier voting instruction form we have received. We cannot accept voting instruction forms returned by fax.

6. If you have any questions about how to fill in this form, please telephone the shareholder helpline on Freephone 0800 169 1679 or (+44 1903 276 323 if you are calling from outside the UK) Monday to Friday, 8.30am to 5.30pm (UK time).

7. If we receive more than one voting instruction form from the same investor, we will accept the last one.

8. If you fill in and return this form, you will still be able to go to and vote at the meeting as a proxy of the Corporate Nominee. The admission from overleaf authorises you to do this.

9. If you wish to register your voting instructions electronically, you may do so at www.sharevote.co.uk. Full details of the procedure are given on that website. The electronic voting instructions must be received by Lloyds TSB Registrars not later than 4pm on June 23, 2005, or (as the case may be) by not later than 4 pm on the third business day before any adjourned meeting. You will need the Reference Number, Card ID and Account Number shown overleaf.

RESPONSE LICENCE No.
SEA 7140

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6AG